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FEB 2 1 2025

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SEC FILE NUMBER
8-53557

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tradebot Systems, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1251 NW Briarcliff Pkwy, Suite 700
(No. and Street)

Kansas City	MO	64116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer Tomlinson	(816) 285-6400	jennifer@tradebot.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

1201 Walnut St., Suite 2200	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

09/24/2003	248
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jennifer Tomlinson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tradebot Systems, Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PAYTON BROYLES
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
MY COMMISSION EXPIRES OCTOBER 2, 2027
PLATTE COUNTY
COMMISSION #23940547

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRANT THORNTON LLP
1201 Walnut St., Suite 2200
Kansas City, MO 64106-2176

D +1 816 412 2400
F +1 816 412 2404

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Tradebot Systems, Inc.

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Tradebot Systems, Inc. (a Missouri corporation) (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2013.

Kansas City, Missouri
February 18, 2025

TRADEBOT SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

CURRENT ASSETS	
Investment securities	
Short-term investments	$ 59,905,263
Trading securities	615,059
Cash and cash equivalents	21,131,031
Prepaid and other current assets	570,476
Due from affiliate	538,835
Receivables from brokers, dealers, and clearing organizations	526,809
TOTAL CURRENT ASSETS	83,287,473
PROPERTY AND EQUIPMENT, at cost	
Computer equipment and software	16,898,412
Aircraft	6,754,034
Leasehold improvements	2,424,540
Office furniture and fixtures	546,670
	26,623,656
Less accumulated depreciation and amortization	(22,683,485)
NET PROPERTY AND EQUIPMENT	3,940,171
OTHER ASSETS	2,389,982
TOTAL ASSETS	$ 89,617,626

LIABILITIES

CURRENT LIABILITIES	
Accounts payable	$ 2,251,529
Securities sold, not yet purchased	615,573
Accrued expenses and other current liabilities	535,672
Income taxes payable	1,296
TOTAL CURRENT LIABILITIES	3,404,070
TOTAL LIABILITIES	3,404,070

STOCKHOLDER'S EQUITY

COMMON STOCK, $.0001 par value, authorized shares - 50,000,000, issued and outstanding shares - 10,000,000	1,000
RETAINED EARNINGS	86,212,556
TOTAL STOCKHOLDER'S EQUITY	86,213,556
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 89,617,626

TRADEBOT SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENT

(1) Summary of significant accounting policies

Nature of business – Tradebot Systems, Inc. (the Company) uses internally developed automated software and proprietary valuation models to execute securities trades for its own account, which allows the Company to reinvest the same dollar-at-risk many times per trading day. The Company trades for its own account and does not execute or handle customer funds or securities transactions. The Company executes its trades on electronic stock exchanges and other alternative trading systems (Trading Venues).

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and a member of the Cboe BZX Exchange, Cboe BYX Exchange, Cboe EDGA Exchange, Cboe EDGX Exchange, MEMX, NYSE Chicago, NASDAQ BX, NASDAQ PHLX, NASDAQ Stock Market, New York Stock Exchange, NYSE Arca, NYSE National, NYSE American, and MIAX Pearl. The Company is a member of the National Securities Clearing Corporation and Depository Trust & Clearing Corporation and self clears substantially all securities transactions.

Use of estimates – The preparation of financial statement in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include unrestricted deposit accounts held with banks and broker dealers.

Receivables from brokers, dealers, and clearing organizations and credit losses – The Company accounts for credit losses on financial assets measured at amortized cost basis in accordance with FASB Accounting Standards Codification (ASC) 326, *Financial Instruments – Credit Losses*. ASC 326 requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company's *Receivables from brokers, dealers, and clearing organizations* primarily include amounts receivable from unsettled trading activity and securities failed to deliver. The Company's trades are self-cleared and settled daily on their contractual settlement date, resulting in credit exposures of a very short duration. The receivables also include liquidity rebates due from various Trading Venues. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As a result, the Company has not recorded a credit loss allowance on these receivables.

Investment securities – Trading securities, which represent domestic equity securities traded on a national stock exchange, are recorded at fair value, held overnight, and are generally liquidated on the following trading day. Securities transactions are recorded on the trade date, as if they had settled.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the statement of financial condition as receivables from brokers, dealers, and clearing organizations and accounts payable, respectively.

The Company also purchases investment securities issued by the U.S. government. These investments are generally short term in nature and are recorded and carried at fair value.

The Company may hold certain investments in clearing organizations at cost.

Summary of significant accounting policies (continued)

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist primarily of cash, cash equivalents, and receivables.

The Company maintains cash with various financial institutions and brokerage firms which are in excess of the federal depository insurance limit and other regulatory insurance limits. The Company has evaluated these credit risks as of December 31, 2024, and has not recorded any credit losses. Any losses related to uninsured balances could have a material adverse effect on the Company's statement of financial condition.

The Company's receivables consist primarily of proceeds due from unsettled trading activity and liquidity rebates due from various Trading Venues. Liquidity rebates are received net of trading fees due to the same counterparties.

Property and equipment – Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method to the estimated residual value over the estimated useful lives of the assets, which range from three to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the lesser of the estimated useful lives of the assets or the remaining lease term.

Other assets – Other assets primarily include deposits with clearing organizations.

Software development costs – All costs incurred in the development and maintenance of the proprietary trading software have been expensed as incurred due to the frequency of modification to the underlying code and the useful life of such upgrades being less than one year at any point in time.

Income taxes – The Company has elected to be an S Corporation under the Internal Revenue Code. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the taxable income.

The Company operates in Kansas City, Missouri. As this jurisdiction does not recognize the flow through tax treatment of an S Corporation, the Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of ASC 740, *Income Taxes,* under which state and local deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities in this jurisdiction using tax rates expected to be in effect during the years in which the basis differences reverse.

The Company has no uncertain income tax positions.

Recently adopted accounting guidance – In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting ("Topic 280"), Improvements to Reportable Segment Disclosures. The guidance expands the disclosures required for reportable segments in the Company's annual financial statement, primarily through enhanced disclosures about significant segment expenses. The new guidance is effective for public entities fiscal years beginning after December 15, 2023 and requires retroactive application to prior periods presented. The Company adopted the ASU effective January 1, 2024. See further discussion and adoption impact in Note 7, "Segment Reporting."

Subsequent events – The Company has evaluated subsequent events through the date the financial statement was issued and determined there were no such events to report.

(2) Income taxes

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2021.

The Company follows the provisions related to uncertain tax positions as addressed in ASC 740. The Company has not identified any tax position as of December 31, 2024 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility and therefore has not recorded any related liability. The Company had no accruals for interest and penalties as of December 31, 2024.

The Company had no temporary differences recorded as of December 31, 2024. There are no significant differences between the statutory and effective tax rates.

(3) Fair value of financial instruments

The Company records financial instruments at fair value on the statement of financial condition. The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value.

ASC 820, *Fair Value Measurements and Disclosures* issued by the FASB defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

> Level I — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
>
> Level II — Inputs other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly. Level II inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Fair value of financial instruments (continued)

Level III — Unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. These inputs may include internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The fair value of the Company's cash, cash equivalents, and operating accounts receivable and payable approximate fair value due to their short-term nature. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis.

Short-term investments – U.S. treasury securities traded on a highly liquid secondary market are stated at the last reported sales price on the day of valuation.

Trading securities – Domestic securities traded on a national stock exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified within Level I. These securities represent a wide range of industries.

Securities sold, not yet purchased – Securities sold, not yet purchased reflect short positions in exchange traded equities and are valued based on the closing price (last sales price) of the underlying security. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified within Level I. These securities represent a wide range of industries.

The following table summarizes the valuation of the Company's financial instruments that are recorded at fair value on a recurring basis by ASC 820 pricing observability levels as of December 31, 2024:

	Level I	Level II	Level III	Total
Assets:				
Short-term investments (Treasury securities)	$ 59,905,263	$ -	$ -	$ 59,905,263
Trading securities (Equity securities)	615,059	-	-	615,059
Total assets for which the Company bears economic exposure	$ 60,520,322	$ -	$ -	$ 60,520,322
Liabilities:				
Securities sold, not yet purchased (Equity securities)	$ 615,573	$ -	$ -	$ 615,573

(4) Agreement to pledge

The Company has a $50 million uncommitted collateralized financing facility (Facility) with its clearing bank. The Facility is designed as a repurchase agreement to mitigate potential market and liquidity risks associated with self-clearing. The Facility can be collateralized with cash, treasuries or trading securities. The Facility remains in full force and effect until either party provides written notice of termination. There were no amounts outstanding on or pledged to the Facility as of December 31, 2024.

(5) Related party transactions

The Company's sole stockholder owns 100% of the outstanding equity of Tradebot Group, LLC (Group), a management company. For the year ended December 31, 2024, the Company was entitled to shared expenses from Group, including salaries and overhead. As of December 31, 2024, the Company was owed $524,225 from Group.

The Company's sole stockholder also owns 100% of the outstanding equity of Tradebot Ventures, Inc. (Ventures), a venture capital firm. As of December 31, 2024, the Company was owed $14,610 from Ventures and had prepaid expenses of $176,464 to Ventures and its subsidiaries.

(6) Commitments and Contingencies

Operating leases – The Company leases its office space under a short term operating lease that expires in 2025. The future minimum rental payments required under this operating lease are $484,690 in 2025.

Contingencies – From time to time the Company may be subject to various regulatory inquiries and investigations, legal proceedings, and claims that arise in the normal course of business. These matters could result in the imposition of penalties or fines. In assessing loss contingencies related to such matters or unasserted claims that may result in such proceedings, the Company, with assistance of its legal counsel, evaluates the perceived merits of such inquiries or proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. When it is probable a liability has been incurred at the financial statement date and the Company can reasonably estimate the amount of the loss, the Company accrues the estimated loss. If the assessment indicates that a material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. As of December 31, 2024, the Company had no amounts accrued for loss contingencies.

(7) Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, trading only for the account of the Company. The Company has no customers. The Company has identified its Board of Directors, which is comprised of a group of executive management individuals, as the chief operating decision maker ("CODM"), who use net income to evaluate the results of the business. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment because the CODM manages the business activities using information of the Company as a whole. As such, the accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment assets are the same as those in the Company's statement of financial condition.

(8) Net capital requirements and other regulatory matters

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The SEC's requirements also provide that equity capital may not be withdrawn or cash dividend paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 6.67% of aggregate indebtedness items, as defined, or $250,000 in 2024.

As of December 31, 2024, the Company had regulatory net capital of $80,405,115 which was $80,155,115 in excess of the required net capital.